Exhibit 99.1

Genius Group increases Bitcoin Treasury by 50%

to $30 million, reports 1,649% BTC Yield in Q4 2024

SINGAPORE, December 30, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that it had increased its Bitcoin purchases for its Bitcoin Treasury by an additional $10 million to 319.4 Bitcoin for $30 million, at an average price of $93,919 per Bitcoin.

The total purchase of $30 million of Bitcoin has been made within six weeks of the Company’s announcement on November 12 of its “Bitcoin-first” strategy that it is committing 90% or more of its current and future reserves to be held in Bitcoin, with an initial target of $120 million in Bitcoin. The milestone to reach 25% of the initial target is ahead of the Company’s target schedule.

Company adopts BTC Yield as a Bitcoin Treasury KPI

Genius Group has adopted BTC Yield as a Bitcoin Treasury Key Performance Indicator (KPI) to help assess the performance of its Bitcoin Treasury strategy in a manner the Company believes is accretive to its shareholders, and to compare its performance to other Bitcoin Standard companies.

BTC Yield is a Bitcoin Treasury KPI that represents the percentage change period-to-period of the ratio between the change in the Company’s bitcoin holdings and the change in its Assumed Diluted Shares Outstanding. The Company believes this KPI can be used to supplement an investor’s understanding of the extent to which the issuing of additional shares of its common stock to purchase bitcoin is accretive. The higher the yield, the greater the increase in Bitcoin per share during the period.

Genius Group achieved a BTC Yield of 1,649% in Q4 2024, from the first day it purchased Bitcoin in November 2024 to the date of this release on December 30, 2024.

Genius Group CEO, Roger Hamilton said “It has been less than two months since we launched our Bitcoin Treasury Strategy. We have been buying Bitcoin consistently and are pleased to be ahead of our internal schedule to reach our initial target of 1,000 Bitcoin in our treasury. Now, with a focus on BTC Yield KPI, we are considering various investment and finance options that maximize shareholder value whilst accelerating our progress in building our Bitcoin Treasury.”

The Company has maximized its BTC Yield in Q4 2024 by funding its purchase of Bitcoin to date through a combination of its reserves, its ATM and a $10 million Bitcoin loan it has entered into with crypto-backed loan platform, Arch Lending.

As at December 29, 2024, the Company’s Bitcoin Treasury of 319.4 Bitcoin had a market value of $30.4 million based on the Bitcoin price of US$95,060 per Bitcoin. The Company’s market cap was $40.6 million based on 63.0 million issued shares and the share price of $0.64 at market close on December 27, 2024. This gives the company a BTC / Price ratio of 75%, with the ratio calculated by dividing the market value of the Company’s Bitcoin Treasury by its market cap. This ratio is an additional Bitcoin Treasury KPI that can give management and Investors an indication of the degree to which the Company’s market cap is below or above the value of its Bitcoin Treasury.

Genius Group CFO, Gaurav Dama said “Whilst we are pleased to be achieving a high BTC Yield, we believe our Bitcoin performance is not yet reflected in our share price. This is indicated by Genius Group having a high BTC / Price ratio of 75%, which we believe is significantly higher than our industry peers.”

“In addition, we reported a 177% growth in our net asset value to $54.6 million in our recently released unaudited financials for the first half of 2024, which is higher than our current market cap of $40.6 million. We are committed to an ongoing strengthening of our balance sheet and, in order to keep our investors informed of our progress, we plan to report our Bitcoin Treasury performance together with our operating financials more frequently in 2025.”

Important Information about BTC Yield

BTC Yield represents the percentage change period-to-period of the ratio between the Company’s bitcoin holdings and its Assumed Fully Diluted Shares Outstanding. Assumed Fully Diluted Shares Outstanding refers to the aggregate of the Company’s actual shares of common stock outstanding as of the end of each period plus all additional shares that would result from the assumed conversion of all outstanding convertible notes, exercise of all outstanding warrants, and settlement of all outstanding restricted stock units and performance stock units. Assumed Fully Diluted Shares Outstanding is not calculated using the treasury method and does not take into account any vesting conditions (in the case of equity awards), the exercise price of any warrants or any contractual conditions limiting convertibility of convertible debt instruments.

Genius Group uses BTC Yield as a KPI to help assess the performance of its bitcoin acquisition strategy and whether the Company is using equity capital in a manner the Company believes is accretive to shareholders as it pertains to its bitcoin holdings. The Company believes this KPI can be used to supplement an investor’s understanding of its decision to fund the purchase of bitcoin by issuing additional shares of its common stock or instruments convertible to common stock. When the Company uses this KPI, management also takes into account the various limitations of this metric, including that it does not take into account debt and other liabilities and claims on company assets that would be senior to common equity and that it assumes that all indebtedness will be refinanced or, in the case of the Company’s senior convertible debt instruments, converted into shares of common stock in accordance with their respective terms.

Additionally, this KPI is not, and should not be understood as, an operating performance measure or a financial or liquidity measure. In particular, BTC Yield is not equivalent to “yield” in the traditional financial context. It is not a measure of the return on investment the Company’s shareholders may have achieved historically or can achieve in the future by purchasing stock of the Company, or a measure of income generated by the Company’s operations or its bitcoin holdings, return on investment on its bitcoin holdings, or any other similar financial measure of the performance of its business or assets.

The trading price of the Company’s common stock is informed by numerous factors in addition to the amount of bitcoins the Company holds and number of actual or potential shares of its stock outstanding, and as a result, the market value of the Company’s shares may trade at a discount or a premium relative to the market value of the bitcoin the Company holds, and BTC Yield is not indicative nor predictive of the trading price of the Company’s shares of common stock. In calculating this KPI, the Company does not take into account the source of capital used for the acquisition of its bitcoin. Accordingly, this metric might overstate or understate the accretive nature of the Company’s use of equity or equity-linked capital to buy bitcoin.

The Company determines its KPI targets based on its historical and future goals. The Company’s ability to achieve positive BTC Yield may depend on a variety of factors, including its ability to generate cash from operations in excess of its fixed charges and other expenses, as well as factors outside of its control, such as the availability of debt and equity financing on favorable terms. Past performance is not indicative of future results. Investors should rely on the financial statements and other disclosures contained in the Company’s SEC filings. This KPI is merely a supplement to, not a substitute for, such information. Investors should exercise caution when assessing our BTC Yield given its limited purpose and many limitations.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us